Exhibit 99.1

Medicure to Announce Fiscal Year End 2018 Financial Results on April 29, 2019

WINNIPEG, April 24, 2019 /CNW/ - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, will release financial results for the year ended December 31, 2018 after markets close on Monday, April 29, 2019. The financial statements will be made available on the Company's website at www.medicure.com. Medicure will hold a conference call and webcast regarding the results on Tuesday, April 30, 2019 at 7:30 AM Central Time (8:30 AM Eastern Time).

Conference Call Info:

Topic:  Medicure's Fiscal Year End 2018 Results

Call date:  Tuesday, April 30, 2019

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free:  1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free:  1 (888) 545-0687

Passcode:  8925377#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: https://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/medicure-to-announce-fiscal-year-end-2018-financial-results-on-april-29-2019-300837919.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2019/24/c2227.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:44e 24-APR-19